
February 12, 2019

Benjamin Silbermann
Chief Executive Officer
Pinterest, Inc.
505 Brannan Street
San Francisco, CA 94107

      Re: Pinterest, Inc.
          Draft Registration Statement on Form S-1
          Submitted January 7, 2019
          CIK: 0001506293

Dear Mr. Silbermann:

      We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 Submitted January 7, 2019

Summary
Risk Factors Summary, page 5

1.   Please disclose in the prospectus summary that your directors, executive officers and principal stockholders will continue to have substantial control over the company after the offering. Disclose the percentage of the voting power to be held by affiliates following the offering.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview / History, page 56

2.   Please revise your overview section to provide insight into the material challenges, risks and opportunities focused on by your management. For example, we note that you "currently only monetize in certain countries and currencies." Discuss your significant challenges in monetizing your user base in other countries compared to the United States. Please also discuss any material trends or uncertainties in your effort to increase the number of users in certain demographic populations such as men as you state you intend to do on page 13. Finally, we note that 85% of your searches occur on mobile devices. Explain how the differences in mobile devices compared to desktop impact your approach to advertising. See Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

Key Metrics, page 57

3.   You state in the risk factors section on page 28 that you regularly review metrics to "evaluate growth trends and the depth and quality of engagement of Pinners" in addition to the number of active users. Please disclose the key metrics that management uses to manage the business for each period presented. You state that in the past, you relied on metrics such as "saving a Pin" and "clicking and other activities." As part of your response, clarify whether you still measure these activities. Refer to Section III.B of SEC Release No. 33-8350.

Trends in User Metrics, page 57

4.   Please disclose the proportion of your weekly average users (WAU) to monthly average users (MAU) for all periods presented.

Trends in Monetization Metrics, page 59

5.   Your rate of monetization outside of the United States is consistently and significantly less than the monetization rate within the United States, as noted from your tabular presentations of "Quarterly Average Revenue per User" for the United States and International on page 60. Please provide quantitative context regarding the nature of and reasons for the monetization disparity. For example, address how the disparity of International ARPU may be driven by volume of advertisers, reduced ad pricing in comparison to the United States, or other quantitative factors. Disclose the extent these or other factors indicate any material trends impacting your future results or financial position.

Results of Operations, page 63

6.   Please ensure that you provide an indication of the magnitude of each of the factors you identify that caused material changes in revenue. Address the following:

- Clarify how the increase in average MAUs, which you attribute primarily to international user growth that monetizes at a relatively low rate, contributed to the increase in revenue. Revise to include the change in international revenues in order to provide context to this statement; and

- Revise to quantify the increase in the number of advertisements delivered, as well as the increase in the number of advertisers and the increase in demand from existing advertisers that each contributed to such increase. In this regard, we note that the number of ad impressions and the number of advertisers are among the variables that impact your growth in monetization affecting your performance, based on your discussion on page 61.

        Refer to Item 303(a)(3) and Instruction 4 to Item 303(a) of Regulation S-K and Section III.D of SEC Release No. 33-6835.

Liquidity and Capital Resources, page 70

7.   Your discussion and analysis of liquidity and capital resources should address known or reasonably likely short-term and long-term cash requirements. Please revise to address the existence and timing of your anticipated cash requirement to satisfy the payroll tax remittance obligations associated with the vesting of RSUs and exercise of stock options, as noted from your disclosure in the middle of page 38. Refer to Section IV.A of SEC Release No. 33-8350.

General

8.   You cite to two studies by Comscore of which one was commissioned by the company. With each reference to a study by Comscore, please revise to state whether the information is based on the commissioned study or the independent study. In addition, clarify your statement that the "reports were based on surveys of monthly users" and weekly users to indicate whether the definition of monthly user and weekly user is the same as monthly active user and weekly active user. Finally, file a consent for each commissioned study pursuant to Rule 436 of the Securities Act.

9.   Please provide supplemental support for your statement that you "reach 41% of internet users" in the United States. We note that you had 80 million monthly active users in the United States as of September 30, 2018 which is approximately 25% of the total population of the United States.

10.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

11.   Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, refer to Question 101.02 of our Securities Act Forms Compliance and Disclosure Interpretations.

        You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Staff Attorney, at (202) 551-3447 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Information Technologies
                                                and Services

cc: Pamela L. Marcogliese, Esq.